                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G
                              (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
          RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO.   )<F1>

                              STEELCASE INC.
---------------------------------------------------------------------------
                             (Name of Issuer)

                           CLASS A COMMON STOCK
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                858155-20-3
---------------------------------------------------------------------------
                              (CUSIP Number)

                             DECEMBER 31, 1998
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                 [ ] Rule 13d-1(b)
                 [ ] Rule 13d-1(c)
                 [X] Rule 13d-1(d)



<F1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                             Page 1 of 4 pages

CUSIP No. 858155-20-3               13G                   Page 2 of 4 Pages

---------------------------------------------------------------------------

(1)  Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

                                                            KATE P. WOLTERS
---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group<F*>
                                                                (a)  [ ]
                                                                (b)  [ ]
---------------------------------------------------------------------------

(3)  SEC Use Only

---------------------------------------------------------------------------

(4)  Citizenship or Place of Organization

                                                   UNITED STATES OF AMERICA
---------------------------------------------------------------------------
     Number of         (5) Sole Voting Power
     Shares                                                               0
     Beneficially      ----------------------------------------------------
     Owned by          (6) Shared Voting Power
     Each                                                         2,128,385
     Reporting         ----------------------------------------------------
     Person            (7) Sole Dispositive Power
     With                                                                 0
                       ----------------------------------------------------
                       (8) Shared Dispositive Power
                                                                  2,128,385
---------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                  2,128,385
---------------------------------------------------------------------------

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
     Shares<F*>                                                         [X]

---------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row 9

                                                                      8.47%
---------------------------------------------------------------------------

(12) Type of Reporting Person<F*>

                                                                         IN
---------------------------------------------------------------------------

Securities and Exchange Commission
Schedule 13G
Page 3 of 4 pages

ITEM 1(A). NAME OF ISSUER:

           Steelcase Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           901 44th  Street
           Grand Rapids, Michigan  49508

ITEM 2(A). NAME OF PERSON FILING:

           Kate P. Wolters

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           901 44th Street, S.E., Grand Rapids, MI 49508

ITEM 2(C). CITIZENSHIP:

           United States of America

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Class A Common Stock

ITEM 2(E). CUSIP NUMBER:

           858155-20-3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act;

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

           (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

           (e) [ ] Investment adviser in accordance with Rule 13d-
                   1(b)(1)(ii)(E);

           (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check
            this box:   [ ]

Securities and  Exchange Commission
Schedule 13G
Page 4 of 4 pages

ITEM 4.   OWNERSHIP.

          (a) Amount Beneficially Owned:                      2,128,385 shares

          (b) Percent of Class:                                          8.47%

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote          0 shares

              (ii)  Shared power to vote or to direct the
                    vote                                      2,128,385 shares

              (iii) Sole power to dispose or to direct
                    the disposition of                                0 shares

              (iv)  Shared power to dispose or to direct
                    the disposition of                        2,128,385 shares

The number of shares reported above includes 2,128,385 shares of Class B Common Stock of the Issuer which are immediately convertible into an equal number of shares of Class A Common Stock at the option of the holder. In addition, if shares of Class B Common Stock are transferred to any persons other than a "Permitted Transferee" (as defined in the Issuer's Second Restated Articles of Incorporation), such shares are automatically converted on a share-for-share basis into shares of Class A Common Stock. Shares of Class B Common Stock of the Issuer have the same attributes as shares of Class A Common Stock of the Issuer except that each share of Class B Common Stock entitles the holder thereof to ten votes on all matters upon which Shareholders have a right to vote and each share of Class A Common Stock entitles the holder thereof to one vote on such matters.

If all the outstanding shares of Class B Common Stock of the Issuer were converted into shares of Class A Common Stock, Ms. Wolters would be deemed to be the beneficial owner of 1.39% of the Class A Common Stock.

The shares reported in this Item 4 exclude 800,000 shares held by the Mary and Robert Pew Education Fund of which Ms. Wolters serves as one of seven trustees; Ms. Wolters disclaims beneficial ownership with respect to these shares.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATIONS.

          Not Applicable

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 15, 1999


                                /S/ JEFFREY B. POWER
                                         (Signature)
                                Kate P. Wolters, by Jeffrey B. Power
                                ATTORNEY-IN-FACT
                                         (Name/Title)